SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25
                                                  Commission File Number 0-29375

                           NOTIFICATION OF LATE FILING

       (Check One):  [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:  March 31, 2001
                   ------------------------------------------------------------

[ ]  Transition Report on Form 10-K          [ ] Transition Report of Form 10-Q
[ ]  Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
                                  ---------------------------------------------

  Read attached instruction sheet before preparing form. Please print or type.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  SAVVIS Communications Corporation
                          ---------------------------------
Former name if applicable:
                          ------------------------------------------------------
Address of principal executive office (Street and number):12851 Worldgate Drive
                                                          ----------------------
City, state and zip code: Herndon, VA 20170
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                                     PART II
                             RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       On February 15, 2001, Bridge Information Systems, Inc. ("Bridge") and all of its U.S. operating subsidiaries filed for protection under Chapter 11 of Title 11 of the United States Bankruptcy Code. On May 3, 2001 the bankruptcy court approved an asset purchase agreement between Bridge and Reuters America, Inc. ("Reuters"), providing for the purchase by Reuters of certain of Bridge's assets. Primarily due to the complexities surrounding the bankruptcy of Bridge, the Registrant's principal stockholder and its largest customer, and the asset purchase agreement, the gathering of information in connection with, as well as the preparation and completion of, the financial statements for the Form 10-Q has required an unexpectedly substantial amount of time. Accordingly, additional time is required to complete the preparation of the financial statements and the related disclosure to be included in the Form 10-Q.

                                     PART IV
                                OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification


David J. Frear, Executive Vice President and Chief Financial Officer               (703) 234-8120
--------------------------------------------------------------------               --------------
                               (Name)                                      (Area code) (Telephone Number)


       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X] Yes      [ ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [X] Yes      [ ] No

           See Annex A hereto.

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        SAVVIS Communications Corporation
                        ---------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                              SAVVIS Communications Corporation

Date:  May 15, 2001                   By:    /s/David J. Frear
       ------------                          ----------------------------------
                                      Name:   David J. Frear
                                      Title:  Executive Vice President and Chief
                                              Financial Officer

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

       Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



                              GENERAL INSTRUCTIONS

    1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

    2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

    3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

    4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

    5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T.

                                     ANNEX A

                  Subject to its analysis of the impact on its business of the Bridge bankruptcy and certain other related matters, the Registrant expects to report in the Form 10-Q to which this notification relates, that its revenues, net loss and net loss per share for the quarter ended March 31, 2001 will approximate $60 million, $57 million, and $0.62 per share, respectively. The revenues, net loss and net loss per share for the quarter ended March 31, 2000 were $24 million, $27 million and $0.34 per share, respectively.

                  The principal revenue growth in the first quarter of 2001 compared to the first quarter of 2000 resulted from the initiation of managed data network services under the network services agreement between the Company and Bridge, dated February 18, 2000, which accounted for $28.3 million of the revenue increase.

                  The net loss for the three months ended March 31, 2001 will approximate $57 million, or $0.62 basic and diluted loss per share, an increase of approximately $30 million from the net loss for the three months ended March 31, 2000 of $27 million, or $0.34 per share. The primary reasons for the increase in net loss are:

                  o A $12.5 million increase in depreciation and amortization expense due primarily to the acquisition of the Internet protocol network from Bridge and other network equipment.

                  o A decrease in gross profit (revenues less data communications and operations expenses) of $4.5 million related to expansion of the Registrant's network.

                  o Increased sales and marketing expenses of $3.7 million related to growth in staff and advertising and marketing initiatives.

                  o Increased general and administrative expenses of $4.3 million related to growth in staff, increased occupancy, and increased bad debt expense.

                  o An increase in interest expense of $4.3 million related to capital equipment financing.